SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC MAIL PROCESSING
RECEIVED
DEC 2 6 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07028918

Our contact
Marianne Bergström

December 14, 2007

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published December 14, 2007.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
December 14, 2007	Press Release	Skanska develops new media house for MTG in Stockholm - Skanska investing SEK 520 M	law and by the listing agreement with Stockholm Stock Exchange
December 14. 2007	Press Release	Skanska develops new logistic center for DHL, invests SEK 250 M in Gothenburg	law and by the listing agreement with Stockholm Stock Exchange
December 14, 2007	Press Release	Skanska sells holding in Brazilian PPP project at a gain of SEK 550 M	law and by the listing agreement with Stockholm Stock Exchange

Press Release

December 14, 2007
08:30 am CET

Skanska develops new media house for MTG in Stockholm – Skanska investing SEK 520 M

Skanska is developing a new office and media house in Stocholm for the media group MTG, Modern Times Group. A new building comprising 18,000 square meters is now being developed and constructed by Skanska. The investment amounts to SEK 520 M.

MTG has signed a lease covering the major part of the new building where they will gather the operations within MTG Sweden that are located in the Stockholm area. The contract gives MTG Sweden new ultramodern premises and also studios designed specifically for the radiostations RIX FM, Lugna Favoriter, Svenska Favoriter, NRJ and Bandit and for TV-channels such as TV3, TV6 and TV 8 and for Viasat.

The new building will be located on Ringvägen in Stockholm. Fully utilized it will house about 900 work places which will further boost this area of Södermalm, close to the Södersjukhuset hospital.

Construction of the office and media house will commence as soon as building permits have been received and occupancy is planned for August 2009. The construction work will be carried out by Skanska Sweden. The contract with MTG is conditional on receipt of necessary permits.

"We are full of expectations and are looking forward to gathering our personnel in a fresh and pleasant workplace designed for a modern media group like MTG," says Anders Nilsson, Co-Chief Operating Officer, MTG.

"We are very proud to take part in the development of MTG's new media house. Based on their needs, we are creating attractive and efficient premises in a location with excellent communications in Stockholm," says Håkan Danielsson, President, Skanska Fastigheter Stockholm.

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Håkan Danielsson, President, Skanska Fastigheter Stockholm,
tel +46 8 504 350 70
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99.
Bert Willborg, press enquiries, MTG, tel +44 (0) 791 2280 850

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Press Release

December 14, 2007
09:15 am CET

Skanska develops new logistics center for DHL, invests SEK 250 M in Gothenburg

Skanska has signed another long-term lease covering a new logistics facility, this time a freight terminal in Gothenburg for the logistics company DHL Express. The total investment amounts to about SEK 250 M. The building comprises a freight terminal and offices totaling about 20,000 square meters and is being constructed in the Backa industrial area.

Occupancy of the project is planned for the first quarter of 2009. Construction is being carried out by Skanska Sweden.

"This is an important investment in the future for DHL Express and we are highly satisfied with the solution Skanska has assisted us in developing. Both the location and function are top class," says Lars Sundman, President, DHL Express in Sweden.

For some time, Skanska has accumulated extensive expertise in the development of logistics properties in the Nordic region. Earlier this autumn, four logistics contracts were signed in Sweden and Denmark covering a total of 50,000 square meters and involving an investment of about SEK 565 M.

"We see favorable growth potential in our logistics niche since many companies are investing in the development of their logistics. We can offer our customers functional premises and prime locations," says Cecilia Fasth, President of Skanska Fastigheter Göteborg. "This transaction and the four earlier contracts demonstrate that we hold a strong position on the Nordic logistics market."

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Cecilia Fasth, President, Skanska Fastigheter Göteborg AB,
tel +46 70 528 38 15.
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99.
Cornilla von Plomgren, Head of Communications, DHL Express Sweden,
tel +46 8 543 45 206.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

Press Release

December 14, 2007
09:35 am CET

Skanska sells holding in Brazilian PPP project at a gain of SEK 550 M

Skanska has signed an agreement for the sale of its 50-percent equity interest in the Ponte de Pedra hydroelectric power plant in Brazil. The selling price of the equity is approximately SEK 1 billion, with a capital gain of SEK 550 M. The purchaser is the French Belgian energy company Suez-Tractebel, which is also acquiring Impregilo's 50-percent interest. The buyer will assume the debt in the project company.

The agreement includes usual conditions regarding government approvals. These are expected to be achieved early 2008, by which the gain will be included in Skanska's earnings.

Skanska Infrastructure Development has developed the Mato Grosso power plant in the form of a concession with the government.

"This project manifests the strengths of our integrated offering, from the initial development all through construction, investment and asset management in creating excellent value growth. This has also been enhanced by the strong Brazilian market and the demand for renewable energy," says Thomas Alm, Executive Vice president, Skanska AB, and acting President of Skanska Infrastructure Development.

The 176-MW power plant has been in operation since 2005. The construction project was implemented jointly by Skanska Latin America and Impregilo. Skanska Latin America has also been responsible for operation and maintenance of the plant since its start-up.

This is Skanska's second sale of a Public Private Partnership (PPP) project this year. Earlier in 2007, the company's remaining share of the harbor project at Maputo in Mozambique was sold at a capital gain of approximately SEK 70 million. Skanska Infrastructure Development is now engaged in 14 PPP projects. The most recent is Manor Hospital, a UK hospital project in Walsall for which a financing agreement was concluded earlier this autumn.

Skanska Infrastructure Development focuses on Public Private Partnership projects to satisfy community needs for social infrastructure, such as hospitals, schools and roads. The unit is active throughout the entire

chain, from investment and design to operation and service. Skanska ID has operations in the UK, the Nordic region, North and South America, Poland and the Czech Republic. The estimated market value of the project portfolio at year-end 2006 was SEK 6.3 billion.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99.

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

END